INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

April 9, 2009

Introduction

This Management Discussion & Analysis (“MD&A”) for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the nine months ended February 28, 2009 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of April 9, 2009 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended May 31, 2008 and interim unaudited consolidated financial statements for the nine months ended February 28, 2009.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, the timing, cost and nature of future anticipated exploration programs and the results thereof, discovery and delineation of mineral resources/reserves, the potential for various processing methods for mineralized material from the Company’s properties, projected metal recovery rates, the anticipated preparation and timing of an updated 43-101 resource estimate at Livengood, the potential for a significant expansion of the estimated Livengood resources and business and financing plans.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.  See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s (“SEC”) mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this MD&A or released by the Company in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101.  These definitions differ from the definitions in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Overall Performance

During the three months ended February 28, 2009 and to the date of this MD&A, the Company:

  Began its planned 10,000 metre 2009 winter drilling program on February 6, 2009, utilizing two Reverse Circulation drills.  The main phase of the planned 40,000 metre 2009 drilling program will begin on June 1, 2009, utilizing 2 Reverse Circulation and 1-2 core drills.  This expanded program represents a 250% increase over the initial 2009 plan – the increase being driven by the exceptional 2008 results and the completion of the March, 2009 bought deal financing which added approximately $9,600,000 (net) to the treasury.
  Completed its 2008 year-end NI 43-101 Livengood resource estimate, which increased the mid-year resource by 70% and year-on-year resource by 240%.  The estimate resource at Livengood now stands an indicated resource of 128.6 million tonnes at 0.83 g/t gold (3.41 million ounces) and an inferred resource of 142.1 million tonnes at 0.74 g/t gold (3.39 million ounces) at a 0.5 g/t cutoff.
  Completed of a bought deal financing on March 4, 2009, selling 4,200,000 common shares at a price of $2.50 per share with no warrant for gross proceeds of $10,500,000.
  Appointed Steve Aaker (Chief of U.S. Operations, Franco-Nevada Corporation) to the Board of Directors on March 12, 2009.

The initial drilling results from the 2009 winter drilling program have returned very encouraging gold values from the both the SW and NE target areas of the Livengood deposit.  The SW area returned higher grades in a number of the holes received to date, suggesting that exploration is expanding into a different part of the system which may have a higher concentration of veining and intrusive activity, thereby leading to its higher grade nature.  The NE target area has also returned some exceptional results and geologically has found a duplication of the key ore host lithologies at depth which is a positive indicator for continued expansion of the system at depth.

The Company is working toward the completion of its winter drilling program (anticipated in mid-April, 2009), following which it will complete an updated resource model which will be used in the preparation of an initial Preliminary Economic Assessment of the Livengood project, currently scheduled for completion in third quarter of 2009.

The Company will be focusing significantly all of its resources on the continued expansion of the Livengood deposit, and does not anticipate carrying out significant work on its other properties (other than as necessary to maintain its interest therein) at this time.  The Company is also seeking joint venture partners for some of its properties, notably the Terra, LMS, BMP and Chisna Properties in Alaska.  However, there can be no assurance that it will be successful in doing so.

Current Exploration Activities

General

The Company remained focused on the Livengood deposit during the quarter and to date, completing the 2008 year-end resource, advancing the winter drill program and continuing its metallurgical testing of the Livengood mineralization.  In addition, the Company has began its 2009 environmental baseline sampling program and related long-term mine permitting projects at Livengood.

On March 9, 2009, the Company terminated its March 15, 2007 letter of intent with Redstar Gold Corp. (“Redstar”) on the Painted Hills project in Nevada, and withdrew from the associated option/joint venture, in order to focus its effort on the more prospective 100% ownership projects in its portfolio.  As a consequence, the Company wrote off $1,001,252 in associated deferred exploration costs.  The Company still maintains its option to earn up to a 70% interest in the North Bullfrog/Mayflower/Connection properties in Nevada from Redstar.

No significant work was carried out on the Terra, LMS, Chisna, Coffee Dome or BMP properties in Alaska or the North Bullfrog project in Nevada during the quarter or to date.

Alaska Properties

Livengood Project

Year-end 2008 Resource Estimate Update

In January, 2009, the Company announced the results of its independently prepared 2008 year-end mineral resource estimate for the Money Knob deposit at its Livengood gold project near Fairbanks, Alaska (Table 1, Figures 1 and 2).  The independent 43-101 study incorporates all of the 2008 drilling with a total of 183 core and reverse circulation drillholes, and trenches (41,063 metres total).  The dramatic expansion of the deposit over the past 12 months reflects the discovery of the larger and higher grade Core Zone area of the deposit, which remains open in all directions.  In addition, the Company is very pleased to see the rapid expansion of the higher confidence, indicated component of the resource which grew in this estimate by 84%.  Given the deposit’s favourable low strip ratio geometry and recently announced positive metallurgical results for both the oxide/transitional and unoxidized material the deposit has reached an important critical mass for development considerations with excellent potential to grow.

Table 1

2008 Year-end Livengood Resources (at 0.50 g/t gold cutoff)

Classification	Au Cutoff(g/t)	Tonnes (millions)	Au(g/t)	Million Ozs Au
Indicated	0.50	128.6	0.83	3.41
Inferred	0.50	142.1	0.74	3.39

The new data also illustrates the rapid expansion of the higher grade component of the deposit, with a 65% increase in ounces at the 0.7 g/t cutoff (Table 2).  At a 0.3 g/t cut off, which is a more typical cutoff grade for large bulk tonnage heap leach deposits, the estimated resource has expanded approximately 53% with a total of 4.60 million ounces indicated and 5.12 million ounces inferred (Table 3).  With this recent resource update, the Livengood deposit has now entered the unique position as one of the largest new gold discoveries made over the past decade with good potential to continue its rapid growth profile.

Table 2

2008 Year-end Livengood Resources (at 0.70 g/t gold cutoff)

Classification	Au Cutoff (g/t)	Tonnes (millions)	Au (g/t)	Million Ozs Au
Indicated	0.70	68.8	1.03	2.28
Inferred	0.70	65.2	0.93	1.95

Table 3

2008 Year-end Livengood Resources (at 0.30 g/t gold cutoff)

Classification	Au Cutoff (g/t)	Tonnes (millions)	Au (g/t)	Million Ozs Au
Indicated	0.30	223.4	0.64	4.60
Inferred	0.30	279.4	0.57	5.12

Livengood Project Highlights

  The new resource estimate for the Livengood deposit makes it one of the largest new gold discoveries made globally over the past decade.
  Numerous holes on the edge of the current drill pattern and holes drilled as large step outs (several hundred metres) have returned thick +1 g/t gold intervals, indicating the higher grade Core Zone of the deposit has significant expansion potential to the northeast, southwest and south.
  Many of the holes completed in the second half of 2008 ended in significant mineralization, thereby outlining good potential for expanding the deposit at depth.
  The current drilling at Livengood only covers about 2 square kilometres of the Main Gold Target, which is approximately 12 square kilometres in area, offering excellent district scale exploration potential.
  Ongoing metallurgical studies continue to support the deposit’s potential for heap leach gold recovery.  Initial test work suggests that enhanced recoveries might be achieved with milling, and these results are now being followed up with a series of milling tests.
  The geometry of the currently defined shallowly dipping, outcropping mineralized zone suggests a low strip, open pit mining potential.
  The project has a favourable logistical location and no major permitting hurdles have been identified to date.

2009 Winter Drilling Program

The Company began its Phase I (Winter) 2009 drilling program at Livengood in early February.  Phase I will include approximately 10,000 metres of reverse circulation drilling, including approximately 6,000 metres in a number of areas within and marginal to the existing resource model.  These areas have numerous higher grade holes adjacent to them and are expected to add significantly to the resource.  Following the return of these results in mid Q2 2009 the Company will complete a new resource model which will form the basis of an initial Preliminary Economic Analysis of the deposit.  In June, 2009 the Company will begin its Phase II (Summer) 2009 drill program, planned at 40,000 metres, which is designed to further expand the deposit on a number of existing fronts as well as implement initial deep testing of high-grade feeder zone targets.  The Company will continue with its monthly release of drill results beginning in March, 2009 and extending through the year.

Figure 1:  Model of the 0.50 g/t cutoff indicated (green), and inferred (blue) resources in the Core Zone, and the inferred (yellow) resource blocks outside the Core Zone
(to be addressed with the 2009 Phase I & II infill and step out drilling programs).

Figure 2:  Block model cross section from the center of the Core Zone resource illustrating the deposit’s geometry (red blocks >1.0 g/t gold; green blocks 0.50-1.0 g/t gold; blue blocks 0.25-0.50 g/t gold and black blocks >0.25 g/t gold).

Project Background

The Company controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of leased fee land from the Alaska Mental Health Trust and a number of smaller private leases of patented and unpatented state and federal mineral claims.  The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all weather Elliot Highway and the Trans Alaska Pipeline Corridor and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.

The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2008 drilling program marked the first grid drilling resource definition campaign for the project and is only the initial step in what the Company envisions as a major exploration program to define what it anticipates is one of the world’s larger new gold deposits.

Geological Review

In their 43-101 technical report dated January 28, 2009 (“Report”) (available on SEDAR at www.sedar.com), Giroux Consultants Ltd. and Mineral Resource Services Inc. provided an updated mineral resource estimate to January 28, 2009.  The Report describes gold mineralization in the deposit and possible ore controls.  Primary ore controls appear to be the intersection of favourable host lithologies with major structural zones which are interpreted to have acted as conduits for intrusion-related gold bearing fluids.  The volcanic, sedimentary and mafic rocks are favourable host rocks and are persistently mineralized.

Mineralization in the Money Knob deposit occurs at surface and forms stratabound and cross-cutting bodies in a large thrust faulted and recumbently folded sedimentary and volcanic sequence.  The main body of mineralization lies within a general 2 kilometre wide and 6 kilometre long northeast trending belt of gold anomalous soil geochemistry, with the current Core Zone focused along a northwest trend within the geochemical anomaly that is at least 1.6 kilometres long and 1.2 kilometres wide.  This large structural zone has localized a series of 90 million year old (Fort Knox age) dikes, sills and plugs that are believed to be related to the gold mineralization.  The configuration and thickness of the mineralized zones suggest a near-surface, low strip, bulk-mining scenario.

2008 Year-end Resource Estimation

The updated resource estimate is an update of the previous October 2008 estimate and was completed by Giroux Consultants Ltd. on the 26th of January 2009 and includes all the data from the 2008 drilling program.  The indicated and inferred mineral resource estimate for the Livengood deposit covers an area of approximately 3.6 square kilometres and is based on 172 drill holes which have an average length of 217 meters and 11 trenches with an average length of 45 metres.

Approximately one third of the total estimated area (1.3 square kilometres) contains 132 of the drillholes and, in this area, the geology has been modeled to represent the volumes of the different stratigraphic units on the property.  Outside of the modeled area all the data was grouped together because there was insufficient geological control for more detailed analysis.  Statistically, each of the geological volumes was treated independently with individual capping grades applied.  However, the populations were not sufficiently different to be kriged independently.

Variogram modeling was done using 5 metre composites, the variography showed excellent continuity downdip and across dip with lesser continuity along strike.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 95 measurements were used.  Based on the general geology, a bulk density of 2.68 was used for the area outside the modeled volume.  In the model, blocks with dimensions of 20 x 20 metres horizontal and 5 metres vertical were estimated by ordinary kriging.

The geology of the holes around the margins of the currently drilled area indicate that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be much larger than the current estimate.

Metallurgical Test Results

The recovery tests conducted to date indicate that the gold in both the oxidized and unoxidized parts of the deposit is recoverable with a cyanide solution and that the recovery is significantly enhanced with even minor oxidation of the rock.

Table 4:  Cyanide extraction results from 72 hour bottle roll tests conducted by Hazen Research on minus 10 mesh sample Livengood material.  Head Assay refers to the assay of the original sample material.  The Residue Assay is the amount of gold left in the solid material after the cyanide extraction.  Calculated Head is the grade calculated based on the residue assay and the gold content of the cyanide solution.  The gold recovery is calculated using both the head grade estimates.

Oxidized & Partially Oxidized Mineralization						Unoxidized Mineralization
n=21	Head Assay (g/t)	Calculated Head (g/t)	Residue Assay (g/t)	Gold Recovery Based on Solids	Gold Recovery Based on Products	n=6	Head Assay (g/t)	Calculated Head (g/t)	Residue Assay (g/t)	Gold Recovery Based on Solids	Gold Recovery Based on Products
Max	2.47	3.22	0.69	94%	96%	Max	3.36	1.49	0.89	96%	90%
Min	0.44	0.59	0.05	28%	34%	Min	0.60	0.69	0.07	23%	24%
Mean	1.01	1.11	0.24	73%	77%	Mean	1.51	1.07	0.50	60%	56%

Hazen Research studies on the sulphide samples illustrate that somewhere between 40 and 80% of the gold reports to a heavy mineral concentrate with the balance split almost evenly between the float and slime fractions.  In the heavy fraction, the gold occurs mostly as minute 2-10 micron native gold grains, making it favourable for cyanide extraction.

As with all initial metallurgical test work additional improvements are anticipated with further testing.

Livengood Drilling Update

The Company has received results for 10 of the holes from the Phase I (Winter) 2009 resource expansion drilling program at the Livengood project (Table 5 and Figure 3).  This includes four holes from the previously unexplored south-western sector of the deposit where hole MK-RC-0115 encountered 68.6 metres @ 1.1g/t gold, hole MK-RC-0116 encountered 15.2 metres @ 2.1g/t gold and hole MK-RC-0118 encountered 35.0 metres @ 3.0g/t gold.  These holes are 100 metres apart and each represents a step out of 300 metres to the southwest from the nearest existing holes.

Figure 3:  Livengood Drill Plan showing 2009 holes completed to date.
Key intercepts are continuous intercepts of more than 50 metres of greater than 1 g/t gold or more than 30 metres of greater than 3 g/t gold.

As in the Core Zone defined in 2008, the mineralization in the southwest sector occurs in all units of the stratigraphy and at depths ranging from the surface to 300 metres (e.g. Table 4, MK-RC-0116).  Hole MK-RC-0117, also in the southwest sector, was lost before reaching its target depth but still encountered significant mineralization (Table 4).  Four more holes have been completed in the southwest sector and at least two more will be drilled before the program finishes in mid-April.

In the northeastern sector new assays from hole MK-RC-0112 have defined an additional zone of 21 metres @ 2.5 g/t gold on top of the previously reported 100 metres @ 1.1 g/t gold (Table 4).  Drill holes MK-RC-0113 and MK-RC-0114 also encountered multiple zones of mineralization, which will be followed up.  At least three more holes will be drilled in this area before the Phase I (Winter) drill program ends.

Table 5:  New Intercepts from 2009 Winter Drilling at Livengood

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)
MK-RC-0109	9.14	27.43	18.29	0.92
	106.68	109.73	3.05	1.28
	138.68	143.26	4.58	0.90
	164.59	202.69	38.10	1.23

MK-RC-0110	149.35	355.09	205.74	1.45

MK-RC-0111	237.74	303.58	65.84	0.59

MK-RC-0112	111.25	152.4	41.15	1.71
	256.03	356.62	100.59	1.13

MK-RC-0113	80.77	94.49	13.72	2.38
	198.12	205.74	7.62	1.29
	254.51	333.76	79.25	0.63

MK-RC-0114	77.72	86.87	9.15	0.86
	115.82	120.40	4.58	2.27
	131.06	147.83	16.77	0.64
	207.26	219.46	12.20	0.77
	286.51	307.85	21.34	0.76

MK-RC-0115	169.16	237.74	68.58	1.12
	243.84	265.18	21.34	0.94

MK-RC-0116	0.00	25.91	25.91	0.62
	60.96	76.20	15.24	2.12
	201.17	217.93	16.76	1.05
	222.50	295.66	73.16	0.58

MK-RC-0117	137.16	167.64	30.48	0.85

MK-RC-0118	124.97	160.02	35.05	3.00
includes	152.4	155.45	3.05	24.86
	166.12	185.93	19.81	0.91
	248.41	289.56	41.15	0.61

Once all the assays are back from the 2009 winter drilling program a new resource estimate will be calculated and a preliminary economic assessment completed.  The Phase II (Summer) drilling program will commence in June when two Reverse Circulation drills and one Core drill will begin drilling out the eastern and northeastern areas of the deposit (an additional Core drill may be added).  A total of 40,000 meters of drilling is planned for the Phase II (Summer) 2009 drilling program.

Qualified Person and Quality Control/Quality Assurance

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Company, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the foregoing disclosure on the Livengood project and has approved the disclosure herein.  Mr. Pontius is not independent of the Company, as he is the President and CEO and holds common shares and incentive stock options.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this MD&A regarding the Livengood project is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist.  He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Company under NI 43-101.

Mr. Gary Giroux, MASc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 430-101, for the Giroux Consultants Ltd. Livengood mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

For the nine months ended February 28, 2009, the Company has incurred $7,746,971 in deferred exploration expenditures at Livengood (including ongoing property holding costs).  A budget of approximately $11.0 million (inclusive of required Livengood property payments and claim fees) has been planned for the Phase I (Winter) and Phase II (Summer) drilling programs in 2009, of which the Company has already incurred approximately $3.0 million.  The Company presently has sufficient funds to carry out its proposed 2009 drilling program at Livengood.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan and Nevada property interests (which are primarily early stage exploration properties with no known reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources/Share Price Volatility:  The Company has raised additional private placement financing, and generated additional funding through the exercise of outstanding warrants and options during the fiscal year ending May 31, 2009.  At the present time, the Company believes that it has sufficient funding to complete its planned 2009 winter and summer drilling programs at Livengood and pay the property holding costs on its currently held properties, and its currently anticipated general and administrative costs, for the next 12 months.  However, the Company’s ability to continue its exploration, assessment, and development activities beyond such time depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis will likely result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  The Company’s priority is to maintain its Livengood project, and it would likely relinquish all other property interests in order to maintain its interest in Livengood.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those reflected in its current financial statements.

Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

In 2007, 2008 and into 2009, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly junior resource exploration companies such as the Company.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities.  In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.  As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan and Nevada mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

United States General Mining Law of 1872:  In recent years, the U.S. Congress has considered a number of proposed amendments to the United States General Mining Law of 1872, as amended (the “General Mining Law”), which governs mining claims and related activities on U.S. federal lands (such as in connection with certain areas of the Company’s Livengood and North Bullfrog projects).  Although no such legislation has been adopted to date, there can be no assurances that such legislation will not be adopted in the future.  If ever adopted, such legislation could, among other things, impose royalties on mineral production from currently unpatented mining claims located on U.S. federal lands.  If such legislation is ever adopted, it could reduce the amount of future exploration and development activity conducted by the Company on such U.S. federal lands.  In addition, in 1992, a holding fee of USD 100 per claim was imposed upon unpatented mining claims located on U.S. federal lands.  In October 1994, a moratorium on the processing of new patent applications was approved.  While such moratorium currently remains in effect, its future is unclear.

Uncertainty of Resource Estimates/Reserves:  Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  There can be no assurance that:

• these estimates will be accurate;

• reserves, resource or other mineralization figures will be accurate; or

• this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  The resource estimates contained in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold, silver, copper or other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at any of the Company’s mineral properties.  The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Title to Mineral Properties:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Selected Financial Information

Selected Annual Information

Description	May 31, 2008 $	May 31, 2007 $	May 31, 2006 $
	(annual)	(annual)	(annual)
Interest Income	603,094	248,591	348

Consulting	293,270	3,465,383	60,000
Property investigation	110,809	128,535	20,881
Professional fees	203,428	187,663	18,635
Investor relations	782,560	734,593	-
Foreign exchange gain	116,912	9,193	-

Loss for the year	(2,420,090)	(8,666,021)	(127,228)
Per share	(0.06)	(0.32)	(0.01)
Total Current Assets	11,325,201	22,119,247	20,415
Mineral Properties	23,151,228	13,387,113	1,030,316
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

The variation seen over such years is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company which, being dependent upon the success of the Company in raising the required financing for its activities, is also difficult to predict.

Summary of Quarterly Results

Description	February 28, 2009	November 30, 2008	August 31, 2008	May 31, 2008	February 29, 2008	November 30, 2007	August 31, 2007	May 31, 2007
Interest Income	$ 10,040	$ 32,012	$ 70,653	$107,915	$ 152,319	$ 211,436	$ 131,424	$ 89,224
Net loss for period	(1,850,180)	(3,919,265)	(835,948)	(372,907)	(1,070,039)	(445,900)	(531,244)	(2,216,684)
Per share	(0.04)	(0.09)	(0.02)	(0.01)	(0.03)	(0.01)	(0.01)	(0.32)

Results of Operations

For the nine months ended February 28, 2009, the Company had a net loss of $6,605,393 or $0.15 per share as compared to a net loss of $2,047,183 or $0.05 per share for the equivalent period in the prior year.  For the three months ended February 28, 2009, the Company had a net loss of $1,850,180 or $0.04 per share as compared to a net loss of $1,070,039 or $0.03 per share for the equivalent period in the prior period.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Nine months ended February 28, 2009 compared with nine months ended February 29, 2008

For the nine months ended February 28, 2009, the Company had a net loss of $6,605,393 or $0.15 per share as compared to a net loss of $2,047,183 or $0.05 per share for the equivalent period in the prior year.  The increased loss was significantly affected by stock based compensation (“SBC”) charges of $1,688,873 in the second quarter resulting from the amendment (re-pricing and extension) of 3,675,000 stock options as approved at the Company’s annual general meeting held on October 21, 2008.  The allocation of total SBC expense to financial statement categories is detailed in the table below.  Another significant factor relates to the Company’s decision to abandon its interest in two of its Alaskan mineral properties (West Tanana and Gilles) and the write-off of $1,616,782 in associated costs in the second quarter and to abandon its interest in one of its Nevada mineral properties (Painted Hills) and the write-off of $1,001,252 in associated costs in the third quarter.

General and administrative (operating) expenses for the period totalled $4,141,071 compared to $2,382,304 in 2008.  Other than the SBC component of $1,809,140 (2008 - $351,037), the other expense category which reflected only moderate change period over period (not including SBC) was wages expense of $858,021 (2008 - $779,361).  Professional fees of $206,134 (2008 - $128,249) were impacted by a new legal retainer agreement with a related party (see below).  Insurance costs increased to $86,226 (2008 – $42,945) due to increased coverage on general liability and contractor equipment.  Property investigation expense decreased to $96,290 compared to $104,644 for the prior period.  The decrease was due to more focused exploration activities, particularly in Alaska (Livengood).  Regulatory expenses were reduced to $32,341 compared to $68,250 in the same period of prior period due to the timing of the Company’s financings which closed in May, 2007.

Other items amounted to a loss of $2,464,322 when compared to an income of $335,121 in the same period of the prior year.  The majority of this loss resulted from the write-off of deferred exploration costs associated with the West Tanana property ($1,167,527), the Gilles property ($449,255) and the Painted Hill property ($1,001,252).  While foreign exchange changed from a net loss to a net gain position, this was offset entirely by lower interest income of $112,704 (2008 - $495,179) due to decreasing cash balances and the unrealized loss on “held for trading” investments of $169,000 (2008 - $Nil).

Three months ended February 28, 2009 compared with three months ended February 29, 2008

For the three months ended February 28, 2009, the Company had a net loss of $1,850,180 or $0.04 per share as compared to a net loss of $1,070,039 or $0.03 per share for the equivalent period in the prior period.  The increased loss was significantly affected by the write-off of deferred exploration expenses associated with the Painted Hills property of $1,001,252 during the period.

General and administrative (operating) expenses for the period totalled $992,313 compared to $1,181,407 in 2008.  The decrease were the result of decrease in expenses in investor relations expenses of $115,365 (2008 - $199,912), wages expenses of $460,574 (2008 - $572,236) and consulting fees of $109,254 (2008 - $192,641).  Insurance costs increased to $28,734 (2008 – $16,582) due to increased coverage on general liability and contractor equipment.  Professional fees expenses increased to $88,058 (2008 - $41,429) due to additional professional staff.

Other items were primarily affected by the write-off of the Painted Hills project as mentioned above, or $1,003,576 (2008 - $Nil).  Foreign exchange changed from a net loss to a net gain position, but was offset by lower interest income of $10,040 (2007 - $152,319) and the unrealized gain on “held for trading” investments of $32,500 (2007 - $Nil).

Stock-based compensation

SBC charges of $1,809,140 (2008 - $351,037) for the nine months ended February 28, 2009 were allocated as follows:

February 28, 2009 (nine months)	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 336,185	$ 327,067	$ 663,252
Consulting	208,320	971,964	$ 1,180,284
Wages	858,020	510,109	$ 1,368,129
		$ 1,809,140

February 29, 2008 (nine months)	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 301,799	$ 186,328	$ 488,127
Consulting	188,691	54,903	243,594
Wages	799,361	109,806	889,167
		$ 351,037

SBC charges of $40,089 (2008 - $232,919) for the three months ended February 28, 2009, were allocated as follows:

February 28, 2009 (three months)	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 75,276	$ 40,089	$ 115,365

February 29, 2008 (three months)	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 131,702	$ 68,210	$ 199,912
Consulting	137,738	54,903	192,641
Wages	462,430	109,806	572,236
		$ 232,919

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements.  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s).  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

At the present time the Company does not contemplate that it will be necessary to institute any specific cost saving measures or reductions in staff or consultants, or drop any additional properties (other than due to disappointing exploration results), in response to current conditions in the equity or credit markets.  However, as previously stated, the Company is devoting substantially all of its resources to moving forward with the ongoing resource definition program at Livengood and is unlikely to carry out any significant work programs at its other properties (other than as necessary to maintain its interest therein) in the near future.  Consequently, the Company will consider the abandonment of some or all of its other property interests if necessary to preserve its interest in the Livengood property.  Management will continue to review such strategy on an ongoing basis.  The Company also anticipates that the current slow-down in the junior resource exploration sector may also serve to reduce the cost of external services such as drilling, helicopter support and expediting, as will reduced fuel costs.

As at February 28, 2009, the Company reported cash and cash equivalents of $3,461,310 compared to $6,186,178, $10,825,468 and $10,859,942 as at November 30, August 31 and May 31, 2008 respectively.  The decrease in cash was the net result of the issuance of the shares for warrants and broker compensation options exercised for the total amount of $4,015,986 (in the three months ended August 31, 2008), less mineral property expenditures of $9,422,346 ($1,843,850 for the three months ended February 28, 2009) and general operating costs of $1,968,904 ($876,656 for the three months ended February 28, 2009) during the nine month period.

As at February 28, 2009, the Company had working capital of $3,298,643, compared to working capital of $6,076,493, $9,856,886 and $10,600,403 as at November 30, August 31 and May 31, 2008 respectively.  As at February 28, 2009, its then current cash and cash equivalents would not be sufficient to meet the Company’s presently planned cash requirements beyond the fiscal year ending May 31, 2009 and first quarter of the fiscal year ending May 31, 2010.  However, subsequent to February 28, 2009, the Company completed a bought deal private placement for gross proceeds of $10,500,000 and raised an additional $2,907,028 from the exercise of 750,000 share purchase warrants at $3.00 and 297,714 stock options, for total gross proceeds of $13,407,028 to the date of this MD&A.  As a consequence, the Company believes that it has sufficient funding to complete its planned 2009 winter and summer drilling programs at Livengood and pay the property holding costs on its currently held properties, and its currently anticipated general and administrative costs, for the next 12 months (to February 28, 2010).

During the three months ended February 28, 2009, the Company issued 25,000 shares for the acquisition of mineral properties at a value of $30,950.

The Company expects that it will likely require additional funding to continue planned operations beyond February 28, 2010.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  There is significant uncertainty that the Company will be able to secure any additional financing in the current equity markets – see “Risk Factors – Insufficient Financial resources/Share Price Volatility”.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The following table discloses the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations.  The Company does not have any long-term debt or loan obligations.  Under the terms of several of the Company’s mineral property option and purchase agreements and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties.  If the Company is unable or unwilling to make any such payments or incur and such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties.  The following table assumes that the Company retains the rights to all of its current properties and completes the earn-ins for all of its current option agreements, and that none of its joint venture partners contribute following the Company having exercised its existing options.

Contractual Obligations	Payments Due by Period(6)
	Total	Prior to May 31, 2009 (3 months)	June 1, 2009 to May 31, 2012 (36 months)	June 1, 2012 to May 31, 2015 (36 months)
Mineral Property Leases(1)(3)(5)	8,155,790	487,300	3,369,325	4,299,165
Option Agreements(1)(2)(7)	1,925,425	70,000	1,855,425	Nil
Mining Claim Government Fees	3,755,940	Nil	1,687,590	2,068,350
Office and Equipment Lease Obligations(4)	450,000	18,000	216,000	216,000
Total Contractual Obligations	14,287,155	575,300	7,128,340	6,583,515

Notes:

1.

Does not include value of common shares required to be issued, but does include work expenditures required to be incurred under underlying leases.

2.

Includes the work expenditures required to be incurred by the Company in order to earn a 60% interest in the North Bullfrog property under the option with Redstar.

3.

Does not include potential royalties that may be payable (other than annual minimum royalty payments).

4.

Assumes that current office and storage leases are extended beyond current termination dates at the same terms.

5.

Includes leases subject to option agreement with Redstar on North Bullfrog.

6.

Assumes CAD and USD at par.

7.

Assumes completion of the expenditures and payments necessary to complete earn-in to 60% in the North Bullfrog project, but does not include any expenditures on a feasibility study as required to earn an additional 10% interest in this property.  Does not reflect 5% operator’s fee credited to the Company.

Transactions with Related Parties

During the nine months ended February 28, 2009, the Company paid $248,886 (2008 - $428,408) in consulting, rent, management fees and salaries to officers, directors and companies controlled by directors of the Company and $34,300 (2007 - $44,220) in rent and management fees to a company with common officers and directors.  These figures do not include stock-based compensation.

At February 28, 2009, included in accounts payable and accrued liabilities was $Nil (May 31, 2008 - $Nil) in expenses owing to the directors and officer of the Company and $4,667 (May 31, 2008 - $18,032) to a company related by common directors.  Professional fees include amounts paid to a law firm of which an officer is a shareholder.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment.  Accordingly, fair value could not be readily determined.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).  An officer of the Company is a director and shareholder of LWTLC.

The Company’s purchase of AngloGold’s residual interest in the Terra and LMS Projects in Alaska completed on November 24, 2008 is considered a related party transaction by virtue of a common director and the ownership by AngloGold of in excess of 10% of the Company’s outstanding common shares.

These transactions with related parties have been valued in the Company’s financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of SBC and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash, marketable securities, GST recoverable, prepaid expenses and deposits, Government of Canada Treasury Bills, Banker’s Acceptances, accounts payable and accrued liabilities, and due to related parties approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at February 28, 2009 was $3,461,310 of which $150,852 was held in US dollars.

The Company’s receivables and payables at February 28, 2009 were normal course business items that are settled on a regular basis.  The Company’s investment in Millrock Resources Inc. is carried at quoted market value, and is classified as “held for trading” for accounting purposes.  The Company has no current plans to dispose of any significant portion of its investment in Millrock.

Disclosure of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at February 28, 2009 there were 44,329,588 common shares issued and outstanding, and as at the date of this MD&A there were 49,577,302 shares outstanding.

Options

A summary of the status of the stock option plan as of February 28, 2009, and changes during the nine month period ended February 28, 2009 is presented below.

Stock option transactions are summarized as follows:

	February 28, 2009		May 31, 2008 (audited)
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, opening:	4,589,175	$ 2.64	4,313,296	$ 2.70
Granted	-	$ -	290,000	$ 1.52
Exercised	(135,815)	$1.30	(14,121)	$ 1.30
Options outstanding, ending:	4,453,360	$1.85	4,589,175	$ 2.64

Stock options outstanding are as follows:

	February 28, 2009			May 31, 2008 (audited)
Expiry Date	Exercise Price	Number of Shares	Exercisable at Period End	Exercise Price	Number of Shares	Exercisable at Year End

August 4, 2008	$1.30	-	-	$1.30	135,815	135,815
July 16, 2010	$1.75	2,830,000	2,830,000	$2.70	2,830,000	2,830,000
May 9, 2009	$2.70	488,360	488,360	$2.70	488,360	488,360
July 16, 2010	$1.75	845,000	845,000	$2.95	845,000	845,000
January 16, 2010	$1.52	190,000	187,500	$1.52	190,000	182,500
February 1, 2010	$2.15	100,000	50,000	$2.15	100,000	25,000
		4,453,360	4,400,860		4,589,175	4,506,675

Subsequent to February 28, 2009, 297,714 share purchase options were exercised for the total proceeds of $657,028 and 885,000 incentive stock options, exercisable at $2.66 until March 12, 2011, were granted to directors, officers, employees and consultants of the Company.  As at the date of this MD & A, there were 5,040,646 stock options outstanding.

Warrants

Warrant transactions during the nine months ended February 28, 2009 are summarized as follows:

	February 28, 2009		May 31, 2008 (audited)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of period	13,384,666	$2.21	15,070,208	$2.04
Exercised	(3,749,881)	$1.02	(1,685,542)	$0.71
Expired	(2,118,043)	$1.50	-	-
Warrants exercisable, end of period	7,516,742	$3.00	13,384,666	$2.21

Warrants outstanding as at February 28, 2009 are as follows:

	February 28, 2009		May 31, 2008 (audited)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

August 4, 2008	-	$1.00	3,572,954	$1.00
August 4, 2008	-	$1.50	2,247,492	$1.50
August 4, 2008 – commission warrants	-	$1.50	47,478	$1.50
May 9, 2009	7,304,500	$3.00	7,304,500	$3.00
May 9, 2009 – commission warrants	212,242	$3.00	212,242	$3.00
Warrants exercisable, end of period	7,516,742	$3.00	13,384,666	$2.21

Subsequent to February 28, 2009, 750,000 warrants were exercised at $3.00 per share for the total proceeds of $2,250,000.  As at the date of this MD & A, there were 6,766,742 warrants outstanding.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.